

Mail Stop 3628

September 24, 2009

Via Facsimile and U.S. Mail

Susan H. Alexander, Esq.
Executive Vice President, General Counsel and Secretary
Biogen Idec Inc.
14 Cambridge Center
Cambridge, MA 02142

> **Re: Facet Biotech Corporation
> Amendment No. 1 to Schedule TO-T filed on September 22, 2009
> Filed by FBC Acquisition Corp. and Biogen Idec Inc.
> Schedule TO-T filed on September 21, 2009
> File No. 005-84407**

Dear Ms. Alexander:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Purchase

Summary Term Sheet

What are the most significant conditions to the Offer, page 2

1. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the

conditions have been satisfied. Please revise the Section 203 Condition, the Rights Condition, and the Impairment Condition since it is not apparent that shareholders will understand what events or non-events would "trigger" the condition, allowing you to abandon the offer.

2. We note the bidders' right to waive conditions. If the bidders decide to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the Minimum Condition and the HSR Regulatory Condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the bidders' views on this issue and whether or not waiver of the remaining conditions will constitute a material change. See Rule 14d-4(d).

Acceptance for Payment and Payment, page 9

3. We note that on page 10 and in the letter of transmittal you state that you reserve the right to transfer or assign the right to purchase securities in this offer. Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

4. We note that you state that any tendered shares that are note purchased will be returned "as promptly as practicable." Please revise or explain to us how you are complying with Rule 14e-1(c) and the requirement to pay the consideration or return the securities "promptly" after the termination of the offer.

Available Information, page 16

5. Please revise to omit the disclaimer language that you take no responsibility for the accuracy or completeness of information contained in the Offer to Purchase with respect to Facet Biotech.

Background of the Offer; Other Transactions with the Company, page 19

6. Please revise to include any negotiations during the past two years. Refer to Item 1005(b) of Regulation M-A.

Conditions to the Offer, page 27

7. You state in the last paragraph on page 30 that a condition may be waived "in whole or in part at any time and from time to time." We believe this statement may suggest that conditions to the offer may be asserted after expiration of the

offer. Please revise the disclosure to make clear that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be asserted or waived before the expiration of the offer.

8. In the last paragraph in this section, the Purchaser explains the failure to exercise any of the rights will not be deemed to be a waiver of any offer condition. Please note that when a condition is triggered and the offeror decides to proceed with the offer, we believe that this decision is tantamount to a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and redisseminate new disclosure to security holders. Please confirm your understanding in your response letter. Additionally, please confirm your understanding to us that if an offer condition is triggered, you will notify security holders whether or not you have waived an offer condition.

Certain Legal Matters; Regulatory Approvals, page 31

Going Private Transactions, page 33

9. We note that you intend to rely on the exception in Rule 13e-3(g)(1) for the Proposed Merger which would be effected within one year following consummation of the Offer. Please note that the exception in Rule 13e-3(g)(1) applies to a bidder who became an affiliate of the issuer as a result of the tender offer. In this regard, it appears that Biogen Idec is currently an affiliate of Facet Biotech due to the existing collaboration agreement which accounted for 47%, 65%, and 35% of Facet's total revenues in the fiscal years ended December 31, 2008, 2007 and 2006, respectively. See the definition of affiliate in Rule 13e-3(a)(1) and footnote 28 in SEC Release 34-17719. Please revise or advise us as to the availability of the exception in Rule 13e-3(g)(1) for the Proposed Merger in light of the collaboration agreement which provides significant amounts of revenue to Facet Biotech.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from all bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Patricia A. Vlahakis, Esq.
        Wachtell, Lipton, Rosen & Katz